SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments
and Representations Inc.(Translation of registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F    T        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No    T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated February 13, 2012 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

In compliance with Section 63 of the Stock Exchange Regulations, for the period ended December 31, 2011, as per the note sent to the Buenos Aires Stock Exchange:

1. Income for the period

(Six-month periods ended December 31, 2011 and 2010)

	In thousands of Ps.
	12/31/11	12/31/10
Ordinary Income	133,052	170,558
Extraordinary Income	-	-
Net Income	133,052	170,558

2. Shareholders’ Equity

Capital stock	578,676	578,676
Treasury shares	-	-
Restatement for capital stock	274,387	274,387
Restatement for treasury stock	-	-
Additional paid in capital	793,123	793,123
Statutory reserve	71,136	57,031
Reserve for new projects	447,683	391,262
Long-term incentive program reserve	2,312	-
Temporary exchange difference	54,185	21,907
Retained earnings	207,803	341,666
TOTAL SHAREHOLDERS’ EQUITY	2,429,305	2,458,052

In compliance with Section o) of the referred Regulations, as of the closing date of the financial statements the COMPANY’s stock capital was $578,676,460 – divided into 578,676,460 common, registered, non-endorsable shares of $ 1 par value each, and entitled to one vote per share.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A., who holds 365,815,965 shares, representing 63.22% of the issued and outstanding capital stock.

In addition, as of December 31, 2011, excluding Cresud’s interest, the rest of the shareholders hold 212,860,495 common, registered, non-endorsable shares of $ 1 par value each, and entitled to one vote per share, representing 36.78% of the issued and outstanding capital stock.

As of December 31, 2011 there were no outstanding warrants or convertible notes for the purchase of our shares.

The highlights of the six-month period ended December 31, 2011 include:

•            IRSA’s revenues for the first six months of 2012 increased 6% to ARS 739.6 million, and EBITDA grew 19.3% to ARS 453.0 million.

•            The Shopping Center segment continues to show significant growth in terms of revenues and EBITDA, of 31.8% and 37.9% respectively, reaching an EBITDA/Sales ratio of 80% and occupancy levels close to 98%.

•            As concerns the Office segment, revenues and EBITDA increased by 11.6% and 22.1% respectively, reaching an occupancy rate of 96% in the second quarter of fiscal year 2012 and higher rental price levels.

•            Net income for the second quarter of 2012 was ARS 127.4 million, a 11.4% increase compared to the net income recorded in the same period of the previous fiscal year and a substantial improvement from the ARS 5.7 million income recorded in the previous quarter. This improvement is explained mainly by the increase in operating income, higher income from Banco Hipotecario and the appreciation in the market value of the option held by IRSA in Hersha Hospitality Trust as a consequence of the 41% increase of its stock price during the quarter. For the first six months ended December 31, there was a fall in net income of 22%.

•            After the closing of the first six months of fiscal year 2012, IRSA, through its subsidiary Real Estate Strategies, L.P., entered into an agreement with Supertel Hospitality Inc. (NYSE:SPPR) for the purchase of 3,000,000 convertible preferred shares to be issued by Supertel for an aggregate amount of US$ 30 million.

•            During the month of November, a cash dividend of ARS 211.6 million was made available, equivalent to a dividend yield of 8.6% at the time of its announcement, an amount per share of ARS 0.366 and an amount per ADR of ARS 3.66.

•            On February 10, 2012, the Company closed the period for subscribing Notes for a total amount of ARS 300 million through public offering in Argentina. The proceeds will be used to repay short term debt and for working capital purposes.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: February 13, 2012